Filed by Discovery Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Discovery Holding Company
Commission File No.: 000-51205
Subject Corporation: Discovery Communications Holding, LLC
Commission File No.: none
Email communication to employees of Ascent Media Group (General):
CREATIVE SOUND SERVICES BUSINESSES TO REMAIN WITH DISCOVERY HOLDING COMPANY
Hello everyone —
As some of you may have heard, as part of the previously announced transaction between Discovery Holding Company and Advance/Newhouse, the creative and network services businesses of Ascent Media Group will be spun out into a new public company. As currently contemplated pursuant to a non-binding letter of intent, the new public company would house all of the assets of Ascent Media Group, with the exception of the Creative Sound Services group companies Soundelux, Todd-AO, Sound One, POP Sound, Modern Music, DMG and The Hollywood Edge, which will remain as part of the new Discovery Communications public company. The transaction is still dependent on the execution of definitive agreements, DHC shareholder approval and other conditions, and is not expected to close until 2Q 2008.
I am happy to note that Bob Rosenthal will continue his fine leadership of Creative Sound Services and its talented group of employees. This is a great new partnership for our friends at Creative Sound Services and Discovery and we are excited to continue our collaborative work with this exceptional group and wish them continued success.
Please feel free to reach out to myself or Bob with any questions you may have. We will keep you all informed as this transaction progresses.
Jose
ADDITIONAL INFORMATION
NOTHING IN THIS COMMUNICATION SHALL CONSTITUTE A SOLICITATION TO BUY OR AN OFFER TO SELL ANY SECURITIES. ANY OFFER OR SALE OF SECURITIES WILL ONLY BE MADE PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE UNDER APPLICABLE SECURITIES LAW. WE URGE YOU TO READ THE MATERIALS TO BE FILED BY ASCENT AND DHC WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED ABOVE. A COPY OF THE MATERIALS ASCENT AND DHC FILE WITH THE SEC WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV). COPIES OF THE FILINGS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO ASCENT MEDIA GROUP, LLC, WILLIAM E. NILES, EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL, 520 BROADWAY, 5TH FLOOR, SANTA MONICA, CALIFORNIA 90401, PHONE: 310.434.7022.
PARTICIPANTS IN SOLICITATION
THE DIRECTORS AND EXECUTIVE OFFICERS OF DHC AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF PROPOSALS TO APPROVE THE TRANSACTION PURSUANT TO WHICH ASCENT WOULD BECOME A PUBLIC COMPANY AND RELATED TRANSACTIONS. INFORMATION REGARDING DHC’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE AVAILABLE IN PROXY MATERIALS TO BE FILED WITH THE SEC.